SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Algorhythm Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

829322403

(CUSIP Number)

December 5, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322403	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,844,080 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,844,080 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,844,080 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Statement on Schedule 13G (this “Schedule 13G”), such shares and percentage are based on 18,415,176 shares of the issuer’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of November 20, 2024 after giving effect to the offering of 4,200,000 shares of Common Stock as set forth in the issuer’s Prospectus (File No. 333-283178), filed with the U.S. Securities and Exchange Commission on December 6, 2024 (the “Prospectus”) (and assuming no exercise of pre-funded common stock purchase warrants issued pursuant to the Prospectus (the “Pre-Funded Warrants”), and (i) consists of 1,800,000 shares of Common Stock directly owned by the reporting person, (ii) does not give full effect to the Pre-Funded Warrants directly owned by the reporting person, subject to a beneficial ownership blocker, and (iii) does not give effect to Series A common stock purchase warrants of the issuer (the “Series A Warrants”) directly owned by the reporting person or Series B common stock purchase warrants of the issuer (the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”) directly owned by the reporting person, which are not exercisable until the shares issuable upon exercise thereof are approved by the stockholders of the issuer.

CUSIP No. 829322403	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,844,080 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,844,080 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,844,080 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 18,415,176 shares of the issuer’s Common Stock outstanding as of November 20, 2024, after giving effect to the offering of 4,200,000 shares of Common Stock as set forth in the issuer’s Prospectus (and assuming no exercise of Pre-Funded Warrants), and (i) consist of 1,800,000 shares of Common Stock directly owned by the reporting person, (ii) does not give full effect to the Pre-Funded Warrants directly owned by the reporting person, subject to a beneficial ownership blocker, and (iii) does not give effect to Warrants directly owned by the reporting person, which are not exercisable until the shares issuable upon exercise thereof are approved by the stockholders of the issuer.

CUSIP No. 829322403	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,844,080 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,844,080 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,844,080 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 18,415,176 shares of the issuer’s Common Stock outstanding as of November 20, 2024, after giving effect to the offering of 4,200,000 shares of Common Stock as set forth in the issuer’s Prospectus (and assuming no exercise of Pre-Funded Warrants), and (i) consist of 1,800,000 shares of Common Stock directly owned by the reporting person, (ii) does not give full effect to the Pre-Funded Warrants directly owned by the reporting person, subject to a beneficial ownership blocker, and (iii) does not give effect to Warrants directly owned by the reporting person, which are not exercisable until the shares issuable upon exercise thereof are approved by the stockholders of the issuer.

CUSIP No. 829322403	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,844,080 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,844,080 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,844,080 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 18,415,176 shares of the issuer’s Common Stock outstanding as of November 20, 2024, after giving effect to the offering of 4,200,000 shares of Common Stock as set forth in the issuer’s Prospectus (and assuming no exercise of Pre-Funded Warrants), and (i) consist of 1,800,000 shares of Common Stock directly owned by the reporting person, (ii) does not give full effect to the Pre-Funded Warrants directly owned by the reporting person, subject to a beneficial ownership blocker, and (iii) does not give effect to Warrants directly owned by the reporting person, which are not exercisable until the shares issuable upon exercise thereof are approved by the stockholders of the issuer.

CUSIP No. 829322403	13G	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

Algorhythm Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 6301 NW 5th Way, Suite 2900, Fort Lauderdale, FL 33309.

Item 2(a). Names of Persons Filing:

(i) Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii) Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii) Keith Coulston (“Mr. Coulston”); and

(iv) Brendan O’Neil (“Mr. O’Neil”).

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Coulston and Mr. O’Neil is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Issuer’s common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 29358Y201

CUSIP No. 829322403	13G	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 18,415,176 shares of Common Stock outstanding as of November 20, 2024 after giving effect to the offering of 4,200,000 shares of Common Stock as set forth in the issuer’s Prospectus (File No. 333-283178), filed with the SEC on December 6, 2024 (the “Prospectus”) (and assuming no exercise of pre-funded common stock purchase warrants of the issuer (the “Pre-Funded Warrants”), and consist of (i) 1,800,000 shares of Common Stock held by Ionic, (ii) up to 12,170,588 shares of Common Stock issuable upon full exercise of the Pre-Funded Warrants held by Ionic, which exercise thereof is subject to a 9.99% beneficial ownership limitation (the “Blocker”), and (iii) up to 13,970,588 shares of Common Stock issuable upon full exercise of the Series A Warrants held by Ionic and up to 13,970,588 shares of Common Stock issuable upon full exercise of the Series B Warrants held by Ionic, which exercise of each of the Warrants is subject to stockholder approval which, as of the date hereof, has not been obtained. The number of shares of Common Stock set forth in the preceding clause (iii) is subject to increase as set forth in the Prospectus.

Ionic holds (i) 1,800,000 shares of Common Stock, (ii) Pre-Funded Warrants exercisable for up to 12,170,588 shares of Common Stock, of which 12,126,508 are not deemed beneficially owned by Ionic as a result of the triggering of the Blocker in the Pre-Funded Warrants which prohibits Ionic from exercising the Pre-Funded Warrants into shares of Common Stock if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to any such exercise, and (iii) Warrants exercisable for 27,941,176 shares of Common Stock, none of which are deemed beneficially owned by Ionic as a result of being subject to stockholder approval which, as of the date hereof, has not been obtained, and each of which is also subject to a 9.99% beneficial ownership blocker as described above for the Pre-Funded Warrants. The Series A Warrants have an initial exercise price of $0.17 and will expire five (5) years from the date of stockholder approval, and the Series B Warrants have an initial exercise price of $0.34 and will expire two and one-half (2.5) years from the date of stockholder approval. In certain circumstances as set forth in the Prospectus, the exercise price of each of the Warrants may be reduced and the number of shares issuable upon exercise thereof may be increased such that the aggregate exercise price remains unchanged, subject to a floor price, in all cases as described in the Prospectus.

Ionic is the beneficial owner of 1,844,080 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O’Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 29358Y201	13G	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1 filed herewith.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 829322403	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 10, 2024	IONIC VENTURES, LLC

	By:	Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 829322403	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: December 10, 2024	IONIC VENTURES, LLC

	By:	Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston